FOR IMMEDIATE RELEASE

Derek Announces Filing of Reserves Disclosure Forms

Wednesday, September 14, 2005

(Vancouver, B.C.)  Derek Oil & Gas Corporation (“Derek”) reports that  Form 51-101F1 – “Statement of Reserves Data and Other Oil and Gas Information”, Form 51-101F3 – “ Report of Management and Directors on Oil and Gas Disclosure” and Form 51-101F2 – “Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor” have been filed on SEDAR.  The report may be accessed at www.sedar.com.

Derek Oil & Gas Corporation is an exploration and development company that utilizes enhanced oil recovery techniques to develop new production from reservoirs containing significant quantities of oil that were previously uneconomic to recover using conventional means.  The Company is publicly traded in Canada on the TSX Venture Exchange under the symbol DRK and in the United States of America on the OTC Bulletin Board under the symbol DRKOF.

ON BEHALF OF THE BOARD

Mr. Barry C.J. Ehrl

President & CEO

For further information please contact:

 Investor Relations: 1-888-756-0066 or (604) 331-1757

Website: http://www.derekoilandgas.com/

Corporate E-Mail: info@derekoilandgas.com

Corporate Communications E-Mail: erica@derekoilandgas.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This document includes forward- looking statements.  Forward-looking statements include, but are not limited to, the continued advancement of Derek Oil and Gas’s LAK Ranch project. In this document, the words “potential”, “plan”, ”could”, ”estimate”, ”estimate”, ”expect”, “intend”, “may”, “should”, and similar expressions are intended to be among the statements that identify forward-looking statements.  Although Derek believes that their expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.  Important factors that could cause actual results to differ from these forward-looking statements include the potential that Derek’s LAK Ranch project will experience technological and mechanical problems, geological conditions in the reservoir may not result in commercial levels of oil and gas production, and other risks disclosed in our Form 20-F filed with the U.S. Securities and Exchange Commission.

Cautionary Note to U.S. Investors:  Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-30072, available from us at Suite 1550, 355 Burrard Street, Vancouver, British Columbia, Canada, V6C 2G8.  You can also obtain this Form 20-F from the SEC by calling 1-800-732-0330 or you may find it online at www.sec.gov or at www.sedar.com where it is filed as the Company’s Annual Information Form.